EXHIBIT 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Rogers Reports Strong First Quarter 2008 Financial and Operating
     Results

     <<
      Consolidated Revenue Grows 14% to $2.6 Billion, Adjusted Operating
      Profit Increases 21% to $984 Million, and Net Income Increases 102%
                                to $344 Million;

          Wireless Postpaid Net Subscriber Additions Grow to 97,000,
                    with ARPU up 7% and Churn Down to 1.10%;

       Cable Drives Continued Strong Net Additions of Revenue Generating
      Units and Crosses the One-Million Subscriber Mark for Home Telephone
                          Customers as Margins Expand

      Wireless Announced It Will Bring the iPhone to Canada Later This Year
     >>

     TORONTO, April 29 /CNW/ - Rogers Communications Inc. today announced its consolidated financial and operating results for the three months ended
March 31, 2008.

     <<
     Financial highlights are as follows:

     -------------------------------------------------------------------------
                                                 Three months ended March 31,
     (In millions of dollars,                   ------------------------------
      except per share amounts)                    2008      2007      % Chg
     -------------------------------------------------------------------------

     Operating revenue                           $  2,609  $  2,298        14
     Operating profit(1)                            1,095       798        37
     Net income                                       344       170       102
     Net income per share:
       Basic                                     $   0.54  $   0.27       100
       Diluted                                       0.54      0.26       108

     As adjusted:(2)
       Operating profit                          $    984  $    814        21
       Net income                                     270       186        45
       Net income per share:
         Basic                                   $   0.42  $   0.29        45
         Diluted                                     0.42      0.29        45
     -------------------------------------------------------------------------

     (1) Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with Canadian generally accepted accounting principles ("GAAP"). See the "Reconciliation of Net Income to
         Operating Profit and Adjusted Operating Profit" section for a reconciliation of operating profit and adjusted operating profit to operating income and net income under Canadian GAAP and the "Key
         Performance Indicators and Non-GAAP Measures" section.
     (2) For details on the determination of the 'as adjusted' amounts, which are non-GAAP measures, see the "Supplementary Information" and the
         "Key Performance Indicators and Non-GAAP Measures" sections. The 'as adjusted' amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The 'as adjusted'
         amounts exclude (i) stock-based compensation (recovery) expense; (ii)
         integration and restructuring expenses; and (iii) in respect of net income and net income per share, the related income tax impact of the above amounts.

     Highlights of the first quarter of 2008 include the following:

     -   Generated continued strong double-digit growth in quarterly revenue and adjusted operating profit of 14% and 21%, respectively, while net income increased 102% to $344 million (or by 45% to $270 million on an adjusted basis) and adjusted operating profit less interest expense and PP&E additions rose 94% to $525 million.

     -   Wireless subscriber postpaid net additions were 97,000, while postpaid subscriber monthly churn was reduced to 1.10% from 1.17% in the first quarter of 2007. Wireless postpaid monthly ARPU (average revenue per user) increased 7% year-over-year to $72.39 driven in part by the 47% growth in data revenue to $206 million, or 15.1% of network revenue.

     -   Fido announced that four years after its launch, Fido Rewards is now the most successful wireless membership rewards program in North
         America having surpassed the one million membership milestone.

     -   Wireless announced it had reached an agreement with Apple to bring the iPhone to Canada later this year.  Information regarding device availability and service plans will be announced at a later date.

     -   Cable ended the quarter with 702,000 residential voice-over-cable telephony subscriber lines, reflecting net additions of 46,000 lines for the quarter, of which approximately 3,000 were migrations from the circuit-switched platform. Early in the first quarter, Cable added its one-millionth Rogers Home Phone customer, including voice-
         over-cable and circuit-switched lines.

     -   Cable's Internet subscriber base grew by 41,000 in the quarter to
         1,510,000, and digital cable households increased by 49,000 to reach
         1,402,000. During the quarter, Cable increased the speeds for its
         Internet access services, and also implemented monthly usage allowances and monitoring tools, while usage-based billing on a per gigabyte basis for very heavy usage customers is phased in.

     -   Cable announced that it had entered into an agreement to acquire
         Aurora Cable TV Limited ("Aurora Cable"). This transaction has not yet closed pending Canadian Radio-television and Telecommunications
         Commission ("CRTC") approval, which is expected in 2008. Aurora Cable provides cable television, Internet and telephony services in the
         Town of Aurora and the community of Oak Ridges, in Richmond Hill,
         Ontario.

     -   Availability of the Rogers Portable Internet service was expanded to now include more than 150 urban and rural communities across Canada.
         With this most recent expansion, the Inukshuk joint venture's network has become the second largest broadband fixed wireless network in the world.

     -   Media announced an arrangement with the Buffalo Bills that will see the team play eight NFL games at the 54,000 seat Rogers Centre over the next five years. Indications of interest for ticket purchases for the eight game series has already greatly exceeded the available seating capacity.

     -   Media also announced that the CRTC has approved the acquisition of
         Vancouver's ethnic television station, Channel m. Channel m will become a Rogers OMNI TV property joining OMNI.1 and OMNI.2 in Ontario and, beginning in the fall of 2008, the newly licenced OMNI TV channels launching in Calgary and Edmonton. The transaction is expected to close on April 30, 2008.

     -   Rogers' Board of Directors approved an increase in the annual dividend from $0.50 to $1.00 per share to be paid in quarterly amounts of $0.25 per share effective with the quarterly dividend which was declared on February 21, 2008. At the same time, Rogers also filed a Normal Course Issuer Bid ("NCIB") which authorizes us to repurchase up to the lesser of 15 million of its Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of
         $300 million.
     >>

     "This was a robust start to 2008 both operationally and financially for which I'm thankful to our loyal customers and our thousands of hard working employees," said Ted Rogers, President and CEO of Rogers Communications Inc.
"While many challenges lie ahead in the coming quarters, we are well on track to deliver another year of strong growth in both subscribers and profitability. Our focus as 2008 continues to unfold remains solidly upon disciplined execution, excellence in customer service and unparalleled innovation that adds value to our customers' lives."

     MANAGEMENT'S DISCUSSION AND ANALYSIS
     FOR THE THREE MONTHS ENDED MARCH 31, 2008

     This management's discussion and analysis ("MD&A"), which is current as of April 28, 2008, should be read in conjunction with our 2007 Annual MD&A and our 2007 Annual Audited Consolidated Financial Statements and Notes thereto.
The financial information presented herein has been prepared on the basis of
Canadian generally accepted accounting principles ("GAAP") for interim financial statements and is expressed in Canadian dollars. Please refer to
Note 26 to our 2007 Annual Audited Consolidated Financial Statements for a
summary of the differences between Canadian GAAP and United States ("U.S.")
GAAP for the year ended December 31, 2007.
     In this MD&A, the terms "we", "us", "our", "Rogers" and "the Company"
refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

     <<
     -   "Wireless", which refers to our wireless communications operations, including Rogers Wireless Partnership ("RWP") and Fido Solutions
         Inc.;

     -   "Cable" (formerly "Cable and Telecom"), which refers to our wholly owned cable television subsidiaries, including Rogers Cable
         Communications Inc. ("RCCI"); and

     -   "Media", which refers to our wholly owned subsidiary Rogers Media
         Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 52 radio stations, the CityTV television network, the
         Rogers Sportsnet television network, The Shopping Channel, the OMNI television stations, and Canadian specialty channels including
         Biography and G4TechTV; Rogers Publishing, which publishes approximately 70 magazines and trade journals; and Rogers Sports
         Entertainment, which owns the Toronto Blue Jays Baseball Club ("Blue
         Jays") and the Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.

     "RCI" refers to the legal entity Rogers Communications Inc. excluding our subsidiaries.
     Throughout this MD&A, percentage changes are calculated using numbers rounded to which they appear.

     SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

     -------------------------------------------------------------------------
                                                 Three months ended March 31,
     (In millions of dollars,                   ------------------------------
      except per share amounts)                    2008      2007      % Chg
     -------------------------------------------------------------------------

     Operating revenue
       Wireless                                  $  1,431  $  1,231        16
       Cable
         Cable Operations                             695       620        12
         RBS                                          133       145        (8)
         Rogers Retail                                100        91        10
         Corporate items and eliminations              (3)       (1)      n/m
                                                ------------------------------
                                                      925       855         8
       Media                                          307       266        15
       Corporate items and eliminations               (54)      (54)        -
                                                ------------------------------
     Total                                          2,609     2,298        14
                                                ------------------------------
                                                ------------------------------

     Adjusted operating profit (loss)(1)
       Wireless                                       705       581        21
       Cable
         Cable Operations                             283       234        21
         RBS                                           17        (7)      n/m
         Rogers Retail                                  3         1       200
                                                ------------------------------
                                                      303       228        33
       Media                                            2        19       (89)
       Corporate items and eliminations               (26)      (14)       86
                                                ------------------------------
     Adjusted operating profit(1)                     984       814        21
     Stock-based compensation recovery (expense)(2)   116       (15)      n/m
     Integration and restructuring expenses(3)         (5)       (1)      n/m
                                                ------------------------------
     Operating profit(1)                            1,095       798        37
     Other income and expense, net(4)                 751       628        20
                                                ------------------------------
     Net income                                  $    344  $    170       102
                                                ------------------------------
                                                ------------------------------

     Net income per share:
       Basic                                     $   0.54  $   0.27       100
       Diluted                                       0.54      0.26       108

     As adjusted:(1)
       Net income                                $    270  $    186        45
       Net income per share:
         Basic                                   $   0.42  $   0.29        45
         Diluted                                     0.42      0.29        45

     Additions to property, plant and
      equipment ("PP&E")(1)
       Wireless                                  $    163  $    232       (30)
       Cable
       Cable Operations                               121       125        (3)
       RBS                                              4        23       (83)
       Rogers Retail                                    3         3         -
                                                ------------------------------
                                                      128       151       (15)
       Media                                           21         7       200
       Corporate                                        9         4       125
                                                ------------------------------
     Total                                       $    321  $    394       (19)
     -------------------------------------------------------------------------

     (1) As defined. See the "Supplementary Information" and the "Key
         Performance Indicators and Non-GAAP Measures" sections.
     (2) See the section entitled "Stock-based Compensation".
     (3) Costs incurred relate to the integration of Call-Net Enterprises Inc.
         ("Call-Net"), the restructuring of Rogers Business Solutions and the closure of certain Rogers Retail stores.
     (4) See the "Reconciliation of Net Income to Operating Profit and
         Adjusted Operating Profit for the Period" section for details of these amounts.
     n/m: not meaningful.
     >>

     For discussions of the results of operations of each of these segments, refer to the respective segment sections of this MD&A.

     Reconciliation of Net Income to Operating Profit and Adjusted Operating
     Profit for the Period

     The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under Canadian
GAAP to the non-GAAP measures operating profit and adjusted operating profit for the period. See the "Supplementary Information" section for a full reconciliation to adjusted operating profit, adjusted net income, and adjusted net income per share. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with Note 2 to the Interim
Consolidated Financial Statements entitled "Segmented Information".

     <<
     -------------------------------------------------------------------------
                                                 Three months ended March 31,
                                                ------------------------------
     (In millions of dollars)                      2008      2007      % Chg
     -------------------------------------------------------------------------

     Net income                                  $    344  $    170       102
     Income tax expense                               170        86        98
     Other income, net                                 (8)       (1)      n/m
     Change in the fair value of
      derivative instruments                            4         4         -
     Foreign exchange loss (gain)                       7       (10)      n/m
     Interest on long-term debt                       138       149        (7)
                                                ------------------------------
     Operating income                                 655       398        65
     Depreciation and amortization                    440       400        10
                                                ------------------------------
     Operating profit                               1,095       798        37
     Stock-based compensation (recovery) expense     (116)       15       n/m
     Integration and restructuring expenses             5         1       n/m
                                                ------------------------------
     Adjusted operating profit                   $    984  $    814        21
     -------------------------------------------------------------------------
     >>

     Net Income and Net Income Per Share

     We recorded net income of $344 million for the three months ended
March 31, 2008, or basic and diluted earnings per share of $0.54, compared to net income of $170 million or basic earnings per share of $0.27 (diluted -
$0.26) in the corresponding period in 2007.

     Income Tax Expense

     Due to our non-capital loss carryforwards, our income tax expense for the three months ended March 31, 2008, and 2007, substantially represents non-cash income taxes. Our effective tax rate for the three months ended March 31,
2008, was 33.1%, which was not materially different than the 2008 statutory tax rate of 32.7%. The effective tax rate for the three months ended March 31,
2007, was 33.6%. The effective rate was less than the 2007 statutory rate of
35.8% primarily due to realized capital gains, only 50% of which are subject to income tax.

     Foreign Exchange Loss (Gain)

     During the three months ended March 31, 2008, the Canadian dollar weakened by 3.98 cents versus the U.S. dollar. This resulted in a foreign exchange loss of $7 million during the three months ended March 31, 2008.
During the corresponding period of 2007, the Canadian dollar strengthened by
1.24 cents versus the U.S. dollar. This resulted in a foreign exchange gain of
$10 million during the three months ended March 31, 2007 related to the U.S.
dollar-denominated long-term debt not hedged for accounting purposes.

     Interest on Long-Term Debt

     Interest expense decreased by $11 million, for the three months ended
March 31, 2008 compared to the corresponding period in 2007. The decrease in interest expense is primarily due to the $433 million decrease in long-term debt at March 31, 2008 compared to March 31, 2007, including the impact of cross-currency interest rate exchange agreements.
     This decrease in debt was largely the result of the May 2007 redemption of Wireless' US$550 million Floating Rate Senior Notes due 2010 and the June
2007 redemption of Wireless' US$155 million 9.75% Senior Debentures due 2016.
These repayments were partially offset by the $393 million net increase in bank debt as at March 31, 2008 compared to March 31, 2007.

     Operating Income

     The 65% increase in our operating income, for the three months ended
March 31, 2008, compared to the corresponding period of the prior year, to
$655 million from $398 million, is due to the growth in revenue of
$311 million exceeding the growth in operating expenses of $54 million. See the section entitled "Segment Review" for a detailed discussion of respective segment results.

     Depreciation and Amortization Expense

     The increase in depreciation and amortization expense for the three months ended March 31, 2008, compared to the corresponding period of the prior year, reflects an increase in depreciation of PP&E, partially offset by a decrease in amortization of intangible assets related to certain fully-amortized intangible assets from the acquisition of Fido in 2004.

     Stock-based Compensation

     On May 28, 2007, our stock option plans were amended to attach cash settled share appreciation rights ("SARs") to all new and previously granted options. As a result, all outstanding stock options are now classified as liabilities and are carried at their intrinsic value, as adjusted for vesting, measured as the difference between the current stock price and the option exercise price. The intrinsic value of the liability is marked to market each period and is amortized to expense over the period in which the related services are rendered, which is usually the graded vesting period, or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter.

     A summary of stock-based compensation (recovery) expense is as follows:

     <<
                                               -------------------------------
                                                    Stock-based Compensation
                                                (Recovery) Expense Included in
                                                     Operating, General and
                                                    Administrative Expenses
     -------------------------------------------------------------------------
                                                  Three months ended March 31,
                                               -------------------------------
     (In millions of dollars)                            2008         2007
     -------------------------------------------------------------------------

     Wireless                                          $     (10)   $       3
     Cable                                                   (33)           3
     Media                                                   (20)           2
     Corporate                                               (53)           7
                                               -------------------------------
                                                       $    (116)   $      15
     -------------------------------------------------------------------------
     >>

     At March 31, 2008, we have a liability of $359 million related to stock-based compensation recorded at its intrinsic value, including stock options, restricted share units and deferred share units. In the three months ended March 31, 2008, $21 million was paid to option holders upon exercise of options using the SAR feature, including stock options and restricted share units.

     Adjusted Operating Profit

     For the three months ended March 31, 2008, adjusted operating profit increased to $984 million, from $814 million in the corresponding period of the prior year. Wireless and Cable both contributed to the increase in adjusted operating profit, partially offset by a decline in adjusted operating profit in Media. Refer to the individual segment discussions for details of the respective changes in adjusted operating profit. Relative to operating profit, adjusted operating profit for the three months ended March 31, 2008 and 2007, respectively, excludes: (i) stock-based compensation (recovery)
expense of $(116) million and $15 million; and (ii) integration and restructuring expenses of $5 million and $1 million.
     For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the "Supplementary Information" and the "Key Performance
Indicators and Non-GAAP Measures" sections.

     <<
     SEGMENT REVIEW

     WIRELESS
     --------

     Summarized Wireless Financial Results

     -------------------------------------------------------------------------
                                                 Three months ended March 31,
                                                ------------------------------
     (In millions of dollars, except margin)       2008      2007      % Chg
     -------------------------------------------------------------------------

     Operating revenue
       Postpaid                                  $  1,294  $  1,104        17
       Prepaid                                         66        61         8
       One-way messaging                                3         4       (25)
                                                ------------------------------
       Network revenue                              1,363     1,169        17
       Equipment sales                                 68        62        10
                                                ------------------------------
     Total operating revenue                        1,431     1,231        16
                                                ------------------------------

     Operating expenses before the undernoted
       Cost of equipment sales                        145       144         1
       Sales and marketing expenses                   140       140         -
       Operating, general and administrative
        expenses                                      441       366        20
                                                ------------------------------
                                                      726       650        12
                                                ------------------------------
     Adjusted operating profit(1)(2)                  705       581        21
     Stock-based compensation recovery
      (expense)(3)                                     10        (3)      n/m
                                                ------------------------------
     Operating profit(1)                         $    715  $    578        24
                                                ------------------------------
                                                ------------------------------

     Adjusted operating profit margin as %
      of network revenue(1)                         51.7%     49.7%

     Additions to PP&E(1)                        $    163  $    232       (30)
     -------------------------------------------------------------------------

     (1) As defined. See the "Key Performance Indicators and Non-GAAP
         Measures" and the "Supplementary Information" sections.
     (2) Adjusted operating profit includes a loss of $4 million and
         $7 million related to the Inukshuk wireless broadband initiative for the three months ended March 31, 2008 and 2007, respectively.
     (3) See the section entitled "Stock-based Compensation".

     Summarized Wireless Subscriber Results

     -------------------------------------------------------------------------
                                                 Three months ended March 31,
     (Subscriber statistics in thousands,       ------------------------------
      except ARPU, churn and usage)                2008      2007       Chg
     -------------------------------------------------------------------------

     Postpaid
       Gross additions                                293       285         8
       Net additions                                   97        95         2
       Total postpaid retail subscribers            6,011     5,493       518
       Average monthly revenue per user
        ("ARPU")(1)                              $  72.39  $  67.64  $   4.75
       Average monthly usage (minutes)                570       534        36
       Monthly churn                                1.10%     1.17%    (0.07%)
     Prepaid
       Gross additions                                133       144       (11)
       Net losses                                     (29)       (9)      (20)
       Total prepaid retail subscribers             1,395     1,371        24
       ARPU(1)                                   $  15.70  $  14.76  $   0.94
       Monthly churn                                3.81%     3.69%     0.12%
     -------------------------------------------------------------------------

     (1) As defined. See the "Key Performance Indicators and Non-GAAP
         Measures" section. As calculated in the "Supplementary Information"
         section.
     >>

     Wireless Network Revenue

     The increase in network revenue for the three months ended March 31,
2008, compared to the corresponding period of the prior year, was driven principally by the continued growth of Wireless' postpaid subscriber base and improvements in postpaid ARPU. The year-over-year increase in postpaid ARPU reflects the impact of higher wireless data revenue, as well as increased long-distance, add-on features and roaming revenue. Wireless has experienced growth in roaming revenues from subscribers using services outside of Canada as well as growth in inbound roaming revenues from visitors to Canada.
     Prepaid revenue increased as a result of both improved ARPU and a larger subscriber base. The year-over-year improvement in prepaid ARPU is a result of both increased data usage and more attractive prepaid offerings aimed at the higher-value section of the prepaid market.
     Wireless' success in the continued reduction in postpaid churn reflects targeted customer retention activities, commitment to customer care and improvements in network coverage and quality.
     The combination of modestly lower gross additions due to competitive offerings and the pattern of seasonally higher first quarter prepaid churn drove the increased level of prepaid net subscriber losses.
     For the three months ended March 31, 2008, wireless data revenue increased by 47% over the corresponding period of 2007, to $206 million. This increase in data revenue reflects the continued growth of text and multimedia messaging services, wireless Internet access, BlackBerry and other PDA devices, downloadable ring tones, music and games, and other wireless data services. For the three months ended March 31, 2008, data revenue represented approximately 15.1% of total network revenue, compared to 12.3% in the corresponding period of 2007.

     Wireless Equipment Sales

     The year-over-year increase in revenue from equipment sales, including activation fees and net of equipment subsidies, reflects an increased volume of handset upgrades associated with the growing subscriber base.

     <<
     Wireless Operating Expenses

     -------------------------------------------------------------------------
                                                 Three months ended March 31,
     (In millions of dollars,                   ------------------------------
      except per subscriber statistics)            2008      2007      % Chg
     -------------------------------------------------------------------------

     Operating expenses
       Cost of equipment sales                   $    145  $    144         1
       Sales and marketing expenses                   140       140         -
       Operating, general and administrative
        expenses                                      441       366        20
                                               -------------------------------
     Operating expenses before the undernoted         726       650        12
     Stock-based compensation (recovery)
      expense(1)                                      (10)        3       n/m
                                               -------------------------------
     Total operating expenses                    $    716  $    653        10
                                               -------------------------------
                                               -------------------------------

     Average monthly operating expense per
      subscriber before sales and marketing
      expenses(2)                                $  21.51  $  20.20         6

     Sales and marketing costs per gross
      subscriber addition(2)                     $    410  $    386         6
     -------------------------------------------------------------------------

     (1) See the section entitled "Stock-based Compensation".
     (2) As defined. See the "Key Performance Indicator and Non-GAAP
         Measures" section. As calculated in the "Supplementary Information"
         section. Average monthly operating expense per subscriber before sales and marketing expenses excludes stock-based compensation
         (recovery) expense.
     >>

     Cost of equipment sales remained consistent in the three months ended
March 31, 2008, compared to the corresponding period of the prior year.
     Sales and marketing expenses for the three months ended March 31, 2008 remained consistent with the corresponding period of the prior year, while the increase in sales and marketing costs per gross subscriber addition reflects an increase in acquisition-related equipment costs driven by higher cost devices associated with a greater proportion of higher value customers which added both voice and data service plans.
     Growth in the Wireless subscriber base drove increases in operating, general and administrative expenses in the three months ended March 31, 2008, compared to the corresponding period of 2007. These increases were reflected in higher costs to support increased usage of data and roaming services and increases in network operating expenses to accommodate the larger subscriber base. Customer care and information technology costs also increased as a result of the complexity of supporting more sophisticated services and devices. These costs were partially offset by savings related to operating and scale efficiencies across various functions.

     Total retention spending, including subsidies on handset upgrades, has decreased to $94 million in the three months ended March 31, 2008, compared to
$99 million in the corresponding period of the prior year. Retention spending was higher in the three months ended March 31, 2007 due to the transition of customers to Wireless' more advanced GSM services from our older generation
Time Division Multiple Access ("TDMA") network, which was decommissioned in
May 2007, and the introduction of Wireless Number Portability ("WNP") in March
2007.

     Wireless Adjusted Operating Profit

     The strong year-over-year growth in adjusted operating profit was the result of the significant growth in network revenue. As a result, Wireless'
adjusted operating profit margin on network revenue (which excludes equipment sales revenue) increased to 51.7% for the three months ended March 31, 2008, compared to 49.7% in the corresponding period of 2007.

     Wireless Additions to Property, Plant and Equipment

     Wireless additions to PP&E are classified into the following categories:

     <<
     -------------------------------------------------------------------------
                                                 Three months ended March 31,
                                                ------------------------------
     (In millions of dollars)                      2008      2007      % Chg
     -------------------------------------------------------------------------

     Additions to PP&E
       HSPA ("High-Speed Packet Access")         $     62  $    149       (58)
       Network - capacity                              41        41         -
       Network - other                                 37        16       131
       Information and technology and other            22        21         5
       Inukshuk                                         1         5       (80)
                                                ------------------------------
     Total additions to PP&E                     $    163  $    232       (30)
     -------------------------------------------------------------------------
     >>

     Additions to Wireless PP&E reflect spending on GSM network capacity, such as radio channel additions and network enhancing features. Additions to PP&E associated with the deployment of HSPA were mainly for the continued roll-out to markets across Canada and the upgrade to faster network throughput speeds.
Other network-related PP&E additions included national site build activities, additional spending on test and monitoring equipment, network sectorization work, operating support system activities and new product platforms. Other initiatives include billing and back office system upgrades, and other facilities and equipment spending.

     CABLE
     -----

     <<
     Summarized Cable Financial Results

     -------------------------------------------------------------------------
                                                 Three months ended March 31,
                                                ------------------------------
     (In millions of dollars, except margin)     2008(1)     2007      % Chg
     -------------------------------------------------------------------------

     Operating revenue
       Cable Operations(2)                       $    695  $    620        12
       RBS                                            133       145        (8)
       Rogers Retail                                  100        91        10
       Intercompany eliminations                       (3)       (1)      n/m
                                                ------------------------------
     Total operating revenue                          925       855         8
                                                ------------------------------

     Operating profit (loss) before the undernoted
       Cable Operations(2)                            283       234        21
       RBS                                             17        (7)      n/m
       Rogers Retail                                    3         1       200
                                                ------------------------------
     Adjusted operating profit(3)                     303       228        33
     Stock-based compensation recovery (expense)(4)    33        (3)      n/m
     Integration and restructuring expenses(5)         (5)       (1)      n/m
                                                ------------------------------
     Operating profit(3)                         $    331  $    224        48
                                                ------------------------------
                                                ------------------------------

     Adjusted operating profit (loss) margin(3)
       Cable Operations(2)                          40.7%     37.7%
       RBS                                          12.8%     (4.8%)
       Rogers Retail                                 3.0%      1.1%

     Additions to PP&E(3)
       Cable Operations(2)                       $    121  $    125        (3)
       RBS                                              4        23       (83)
       Rogers Retail                                    3         3         -
                                                ------------------------------
     Total additions to PP&E                     $    128  $    151       (15)
     -------------------------------------------------------------------------

     (1) The operating results of Futureway Communications Inc. ("Futureway")
         are included in Cable's results of operations from the date of acquisition on June 22, 2007.
     (2) Cable Operations segment includes Core Cable services, Internet services and Rogers Home Phone services.
     (3) As defined. See the "Key Performance Indicators and Non-GAAP
         Measures" and "Supplementary Information" sections.
     (4) See the section entitled "Stock-based Compensation".
     (5) Costs incurred relate to the integration of Call-Net, the restructuring of RBS and the closure of certain Rogers Retail stores.

     The following segment discussions provide a detailed discussion of the
Cable operating results.

     CABLE OPERATIONS

     Summarized Financial Results

     -------------------------------------------------------------------------
                                                 Three months ended March 31,
                                                ------------------------------
     (In millions of dollars, except margin)       2008      2007      % Chg
     -------------------------------------------------------------------------

     Operating revenue
       Core Cable                                $    403  $    373         8
       Internet                                       166       143        16
       Rogers Home Phone                              126       104        21
                                                ------------------------------
     Total Cable Operations operating revenue         695       620        12
                                                ------------------------------

     Operating expenses before the undernoted
       Sales and marketing expenses                    64        61         5
       Operating, general and administrative
        expenses                                      348       325         7
                                                ------------------------------
                                                      412       386         7
                                                ------------------------------
     Adjusted operating profit(1)                     283       234        21
     Stock-based compensation recovery
      (expense)(2)                                     31        (3)      n/m
     Integration expenses(3)                            -        (1)      n/m
                                                ------------------------------
     Operating profit(1)                         $    314  $    230        37
                                                ------------------------------
                                                ------------------------------

     Adjusted operating profit margin(1)            40.7%     37.7%
     -------------------------------------------------------------------------

     (1) As defined. See the "Key Performance Indicators and Non-GAAP
         Measures" and "Supplementary Information" sections.
     (2) See the section entitled "Stock-based Compensation".
     (3) Costs incurred relate to the integration of Call-Net.

     Summarized Subscriber Results

     -------------------------------------------------------------------------
                                                 Three months ended March 31,
     (Subscriber statistics in thousands,       ------------------------------
      except ARPU)                                 2008      2007       Chg
     -------------------------------------------------------------------------

     Cable homes passed                             3,597     3,494       103

     Basic Cable
       Net additions(1)                                 -         1        (1)
       Total Basic Cable subscribers                2,295     2,278        17
       Core Cable ARPU(2)                        $  58.50  $  54.56  $   3.94

     High-speed Internet
       Net additions                                   41        42        (1)
       Total Internet subscribers (residential)(3)  1,510     1,339       171
       Internet ARPU(2)                          $  37.07  $  35.75  $   1.32

     Digital Cable
       Terminals, net additions                       103       120       (17)
       Terminals in service                         1,974     1,617       357
       Households, net additions                       49        70       (21)
       Households                                   1,402     1,204       198

     Cable telephony subscriber lines
       Net additions and migrations(4)                 46        75       (29)
       Total Cable telephony subscriber lines         702       441       261

     Circuit-switched subscriber lines
       Net losses and migrations(4)                   (14)      (16)        2
       Total circuit-switched subscriber lines        320       333       (13)

     Total Rogers Home Phone subscriber lines
       Net additions                                   32        59       (27)
       Total Rogers Home Phone subscriber lines     1,022       774       248

     RGUs(5)
       Net additions                                  122       172       (50)
       Total revenue generating units               6,229     5,595       634
     -------------------------------------------------------------------------

     (1) Basic cable net additions for the three months ended March 31, 2008 reflect the impact of the conversion of a large municipal housing authority's cable TV arrangement with Rogers from a bulk to an individual tenant pay basis, which had the impact of reducing basic cable subscribers by approximately 5,000.
     (2) As defined. See the "Key Performance Indicators and Non-GAAP
         Measures" and "Supplementary Information" sections.
     (3) During the first quarter of 2008, a change in subscriber reporting resulted in the reclassification of approximately 4,000 high-speed
         Internet subscribers from RBS' broadband data circuits to Cable
         Operations' high-speed Internet subscriber base. These subscribers are not included in net additions for the three months ended
         March 31, 2008.
     (4) Includes approximately 3,000 and 18,000 migrations from circuit-
         switched to cable telephony for the three months ended March 31,
         2008, and 2007, respectively.
     (5) RGUs are comprised of basic cable subscribers, digital cable households, residential high-speed Internet subscribers and Rogers
         Home Phone subscribers.
     >>

     Core Cable Revenue

     The increase in Core Cable revenue for the three months ended March 31,
2008, compared to the corresponding period of the prior year, reflects a combination of the growing penetration of our digital cable products and the impact of price increases.
     Basic cable net additions for the three months ended March 31, 2008 reflect the impact of the conversion of a large municipal housing authority's cable TV arrangement with Rogers from a bulk to an individual tenant pay basis, which had the impact of reducing basic cable subscribers by approximately 5,000.
     The digital cable subscriber base grew by 16% from March 31, 2007 to
March 31, 2008. Digital penetration now represents 61% of basic cable households. Strong demand for high definition ("HD") and personal video recorder ("PVR") digital set-top box equipment combined with the success of
Cable's "triple play" marketing campaign, which package cable television, high-speed Internet and Rogers Home Phone services, contributed to the growth in the digital subscriber base of 49,000 households in the three months ended
March 31, 2008.

     Internet (Residential) Revenue

     The increase in Internet revenues for the three months ended March 31,
2008 from the corresponding period in 2007 reflects the 13% year-over-year increase in the number of Internet subscribers combined with price increases to our Internet offerings, partially offset by a shift in proportion of total subscribers on lower priced service tiers.
     With the high-speed Internet subscriber base now at approximately
1.5 million, Internet penetration is 66% of basic cable households, and 42% of homes passed by our network.

     Rogers Home Phone Revenue

     The growth in Rogers Home Phone revenue for the three months ended
March 31, 2008 compared to the corresponding period in 2007 is the result of the addition of 46,000 Rogers Home Phone voice-over-cable telephony service lines in the three months ended March 31, 2008. Partially offsetting the increase in voice-over-cable telephony lines is a decline in the number of legacy circuit-switched local lines of 14,000 for the three months ended
March 31, 2008, of which 3,000 represented migrations from the circuit-switched to cable telephony platform. The Rogers Home Phone subscriber base grew by 32% from March 31, 2007 to March 31, 2008.

     Cable Operations Operating Expenses

     Cable Operations sales and marketing expenses held relatively steady for the three months ended March 31, 2008, compared to the corresponding period of
2007, while the increases in operating, general and administrative costs for the three months ended March 31, 2008 compared to the corresponding period of
2007 were primarily driven by increases in digital cable, Internet and Rogers
Home Phone subscriber bases, resulting in higher costs associated with programming content, customer care, technical service and network operations.
This increase was partially offset by $13 million of costs savings related to the elimination of CRTC Part II fees and a renegotiated services agreement with Yahoo! Inc. which became effective on January 1, 2008.

     Cable Operations Adjusted Operating Profit

     The year-over-year growth in adjusted operating profit was primarily the result of growth in revenue and subscribers, combined with reduced costs associated with Internet services and regulatory fees. As a result, Cable
Operations adjusted operating profit margins increased to 40.7% for the three months ended March 31, 2008, compared to 37.7% in the corresponding period in
2007.
     Cable Operations' base of circuit-switched local telephony customers, which was acquired in July 2005 through the acquisition of Call-Net, is generally less capital intensive than its on-net cable telephony business but also generates lower margins. As a result, the inclusion of the circuit-switched local telephony business, which includes approximately
320,000 customers which have not been migrated to our cable network, with
Cable Operations' telephony business, has a dilutive impact on operating profit margins.

     ROGERS BUSINESS SOLUTIONS

     <<
     Summarized Financial Results

     -------------------------------------------------------------------------
                                                 Three months ended March 31,
                                                ------------------------------
     (In millions of dollars, except margin)       2008      2007      % Chg
     -------------------------------------------------------------------------

     RBS operating revenue                       $    133  $    145        (8)
                                                ------------------------------

     Operating expenses before the undernoted
       Sales and marketing expenses                     7        21       (67)
       Operating, general and
        administrative expenses                       109       131       (17)
                                                ------------------------------
                                                      116       152       (24)
                                                ------------------------------
     Adjusted operating profit (loss)(1)               17        (7)      n/m
     Stock-based compensation recovery(2)               1         -       n/m
     Integration and restructuring expenses(3)         (1)        -       n/m
                                                ------------------------------
     Operating profit (loss)(1)                  $     17  $     (7)      n/m
                                                ------------------------------
                                                ------------------------------

     Adjusted operating profit margin(1)            12.8%     (4.8%)
     -------------------------------------------------------------------------

     (1) As defined. See the "Key Performance Indicators and Non-GAAP
         Measures" and "Supplementary Information" sections.
     (2) See the section entitled "Stock-based Compensation".
     (3) Costs incurred relate to the integration of Call-Net and the restructuring of Rogers Business Solutions.

     Summarized Subscriber Results

     -------------------------------------------------------------------------
                                                 Three months ended March 31,
                                                ------------------------------
     (Subscriber statistics in thousands)          2008      2007       Chg
     -------------------------------------------------------------------------

     Local line equivalents(1)                        222       209        13

     Broadband data circuits(2)                        31        32        (1)
     -------------------------------------------------------------------------

     (1) Local line equivalents include individual voice lines plus Primary
         Rate Interfaces ("PRIs") at a factor of 23 voice lines each.
     (2) Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3.
     >>

     RBS Revenue

     The decrease in RBS revenues reflects Rogers' refocusing of its business services telephony activities on the smaller end of the business market and within our cable territory. As such, RBS has and will continue to experience a decline in certain less profitable off-net services which it was not able to cost effectively provision over its own facilities. This strategy is designed to increase the margins of the RBS segment. This shift has resulted in a decline in long-distance and data (including hardware sales) revenues partially offset by an increase in local service revenues.

     RBS Operating Expenses

     Carrier charges, included in operating, general and administrative expenses, decreased by $13 million for the three months ended March 31, 2008, due to the decrease in revenue and product mix changes. Carrier charges represented approximately 55% of revenue in the three months ended March 31,
2008, compared to 59% of revenue in the corresponding period of 2007.
     The decreases in other operating, general and administrative expenses for the three months ended March 31, 2008 compared to the corresponding period of the prior year are primarily related to the decreases in revenue and the resulting lower information technology and provisioning costs combined with certain non-recurring expense adjustments which totalled $4 million. The reduction in sales and marketing expenses for the three months ended March 31,
2008, compared to the corresponding period of the prior year, reflects streamlining initiatives, including headcount reductions, associated with the refocusing of RBS' business as discussed above.

     RBS Adjusted Operating Profit

     The changes described above resulted in RBS adjusted operating profit of
$17 million for the three months ended March 31, 2008, compared to an adjusted operating loss of $7 million in the corresponding period of 2007.

     ROGERS RETAIL

     <<
     Summarized Financial Results

     -------------------------------------------------------------------------
                                                 Three months ended March 31,
                                                ------------------------------
     (In millions of dollars)                      2008      2007      % Chg
     -------------------------------------------------------------------------

     Rogers Retail operating revenue             $    100  $     91        10
                                                ------------------------------

     Operating expenses                                97        90         8
                                                ------------------------------
     Adjusted operating profit(1)                       3         1       n/m
     Stock-based compensation recovery(2)               1         -       n/m
     Restructuring expenses(3)                         (4)        -       n/m
                                                ------------------------------
     Operating profit(1)                         $      -  $      1      (100)
                                                ------------------------------
                                                ------------------------------

     Adjusted operating profit (loss) margin(1)      3.0%      1.1%
     -------------------------------------------------------------------------

     (1) As defined. See the "Key Performance Indicators and Non-GAAP
         Measures" and "Supplementary Information" sections.
     (2) See the section entitled "Stock-based Compensation".
     (3) Costs related to the closure of certain Rogers Retail stores.
     >>

     Rogers Retail Revenue

     The increase in Rogers Retail revenue of $9 million for the three months ended March 31, 2008, compared to the corresponding period of 2007 was the result of increased sales of wireless products and services, while video rental and sales revenues remained essentially the same compared to the corresponding period of the prior year with an ongoing shift within the video category from DVD rentals to DVD sales.

     Rogers Retail Adjusted Operating Profit

     Rogers Retail recorded an adjusted operating profit of $3 million for the three months ended March 31, 2008, compared to an adjusted operating profit of
$1 million in the corresponding period of the prior year, which is the result of increased sales of wireless products and services and decreased sales and marketing expenses.

     Restructuring Expenses

     In the three months ended March 31, 2008, Rogers Retail recorded a charge of $4 million related to the closure of 18 underperforming video store locations, primarily located in the province of Ontario.

     CABLE ADDITIONS TO PP&E

     The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

     <<
     -   Customer premises equipment ("CPE"), which includes the equipment for digital set-top terminals, Internet modems and the associated installation costs;
     -   Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;
     -   Line extensions, which includes network costs to enter new service areas;
     -   Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network
         electronics; and
     -   Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

     Summarized Cable PP&E Additions

     -------------------------------------------------------------------------
                                                 Three months ended March 31,
                                                ------------------------------
     (In millions of dollars)                      2008      2007      % Chg
     -------------------------------------------------------------------------

     Additions to PP&E
       Customer premises equipment               $     46  $     66       (30)
       Scalable infrastructure                         35        22        59
       Line extensions                                  9        13       (31)
       Upgrades and rebuild                             3         4       (25)
       Support capital                                 28        20        40
                                                ------------------------------
     Total Cable Operations                           121       125        (3)
     RBS                                                4        23       (83)
     Rogers Retail                                      3         3         -
                                                ------------------------------
                                                 $    128  $    151       (15)
     -------------------------------------------------------------------------
     >>

     Cable Operations PP&E additions are primarily attributable to increased spending on support capital and scalable infrastructure related to network capacity and information technology infrastructure, resulting from a larger subscriber base. Spending on customer premise equipment has decreased in the three months ended March 31, 2008, compared to the corresponding period of the prior year, due to lower gross additions of high-speed Internet customers and digital terminals.
     The reduction in RBS PP&E additions for the three months ended March 31,
2008 compared to the corresponding period of the prior year reflects the refocusing of RBS's business as discussed above.
     Rogers Retail PP&E additions are attributable to improvements made to certain retail stores.

     MEDIA

     <<
     Summarized Media Financial Results

     -------------------------------------------------------------------------
                                                 Three months ended March 31,
                                                ------------------------------
     (In millions of dollars, except margin)     2008(1)     2007      % Chg
     -------------------------------------------------------------------------

     Operating revenue                           $    307  $    266        15
                                                ------------------------------

     Operating expenses before the undernoted         305       247        23
                                                ------------------------------
     Adjusted operating profit(2)                       2        19       (89)
     Stock-based compensation recovery
      (expense)(3)                                     20        (2)      n/m
                                                ------------------------------
     Operating profit(2)                         $     22  $     17        29
                                                ------------------------------
                                                ------------------------------

     Adjusted operating profit margin(2)             0.7%      7.1%

     Additions to property, plant and
      equipment(2)                               $     21  $      7       200
     -------------------------------------------------------------------------

     (1) The operating results of Citytv are included in Media's results of operations from the date of acquisition on October 31, 2007.
     (2) As defined. See the "Key Performance Indicators and Non-GAAP
         Measures" section.
     (3) See the section entitled "Stock-based Compensation".
     >>

     Media Revenue

     The increase in Media revenue for the three months ended March 31, 2008, over the corresponding period in 2007, primarily reflects the acquisition of
Citytv, which closed on October 31, 2007, and contributed $34 million to revenue in the quarter, or approximately 70% of the total year-over-year increase. In addition, Media's OMNI television, Radio and Sportsnet businesses each experienced organic revenue growth compared to the first quarter of 2007.
These increases were partially offset by softer advertising revenue at
Publishing, modestly lower sales of electronic goods and home furnishing products at The Shopping Channel, and the timing of revenue sharing payments from Major League Baseball ("MLB") at Sports Entertainment.

     Media Operating Expenses

     The increase in Media operating expenses for the three months ended
March 31, 2008, compared to the corresponding period in 2007, primarily reflects the combination of $36 million of operating costs relating to the acquired Citytv business and the expensing of $9 million of a $16 million contract termination fee at Sports Entertainment relating to a change in concession vendors at Rogers Centre. In addition, Sportsnet's expenses were negatively impacted by an increase in NHL game telecasts and HD programming costs.

     Media Adjusted Operating Profit

     The year-over-year decrease in Media's adjusted operating profit for the three months ended March 31, 2008, compared to the corresponding period of the prior year, primarily reflects the above noted contract termination fee, combined with the timing of MLB revenue sharing payments, results of recently acquired operations of Citytv, programming cost increases at Sportsnet, and revenue softness at Publishing and The Shopping Channel.

     Media Additions to PP&E

     The majority of Media's PP&E additions in the three months ended
March 31, 2008, reflect building improvements related to the relocation of
Rogers Sportsnet production facilities and the acquisition of certain assets valued at approximately $7 million, as part of the above noted termination of a concession services agreement at Rogers Centre.

     CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

     Operations

     For the three months ended March 31, 2008, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $869 million from $683 million in the corresponding period of 2007. The $186 million increase is primarily the result of a $170 million increase in adjusted operating profit and an $11 million decrease in interest expense.
     Taking into account the changes in non-cash working capital items for the three months ended March 31, 2008, cash generated from operations was
$699 million, compared to $415 million in the corresponding period of 2007.
     Net funds used during the three months ended March 31, 2008 totalled approximately $705 million, the details of which include the following:

     <<
     -   additions to PP&E of $403 million, including $82 million of related changes in non-cash working capital;

     -   net repayments under our bank credit facility aggregating
         $165 million;

     -   the payment of quarterly dividends of $80 million on our Class A
         Voting and Class B Non-Voting shares;

     -   additions to program rights of $36 million; and

     -   acquisitions and other net investments aggregating $21 million, including a $16 million deposit paid in relation to the agreement to acquire Aurora Cable, $4 million related to the acquisition of CIKZ-
         FM Kitchener and $3 million related to the acquisition of Citytv.
     >>

     Taking into account the cash deficiency of $61 million at the beginning of the period and the fund uses described above, the cash deficiency at
March 31, 2008 was $67 million.

     Financing

     Our long-term debt instruments are described in Note 15 to the 2007
Annual Audited Consolidated Financial Statements and Note 5 to the Unaudited
Interim Consolidated Financial Statements for the three months ended March 31,
2008.

     As mentioned above, during the three months ended March 31, 2008, an aggregate $165 million net repayment was made under our bank credit facility.
     In January 2008, Rogers filed a NCIB which authorizes us to repurchase up to the lesser of 15 million of our Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million. During the three months ended
March 31, 2008, no shares were repurchased pursuant to the NCIB.
     We will participate in the auction of wireless spectrum licences that will take place commencing May 27, 2008 and, as such, have arranged for the issuance of standby letters of credit pursuant to the terms and conditions of the auction. The letters of credit aggregate $534 million, and expire on
August 29, 2008.

     Interest Rate and Foreign Exchange Management

     Economic Hedge Analysis

     For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk-management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S.
dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes as a hedge.
     During the three months ended March 31, 2008, there was no change in our
U.S. dollar-denominated debt or in our cross-currency interest rate exchange agreements. On March 31, 2008 all of our U.S. dollar-denominated debt was hedged on an economic basis and on an accounting basis.

     <<
     Consolidated Hedged Position

     -------------------------------------------------------------------------
     (In millions of dollars,                        March 31,    December 31,
      except percentages)                                2008            2007
     -------------------------------------------------------------------------

     U.S. dollar-denominated long-term debt      US $   4,190    US $   4,190

     Hedged with cross-currency interest rate
      exchange agreements                        US $   4,190    US $   4,190

     Hedged exchange rate                              1.3313          1.3313

     Percent hedged                                  100.0%(1)         100.0%

     -------------------------------------------------------------------------

     Amount of long-term debt(2) at fixed rates:

     Total long-term debt                       Cdn $   7,290   Cdn $   7,454
     Total long-term debt at fixed rates        Cdn $   6,215   Cdn $   6,214
     Percent of long-term debt fixed                    85.3%           83.4%

     -------------------------------------------------------------------------

     Weighted average interest rate on
      long-term debt                                    7.43%           7.53%
     -------------------------------------------------------------------------
     (1) Pursuant to the requirements for hedge accounting under Canadian
         Institute of Chartered Accountants ("CICA") Handbook Section 3865,
         Hedges, on March 31, 2008, RCI accounted for 100% of its cross-
         currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt.
     (2) Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

     Composition of Fair Market Value Liability for Derivative Instruments

     -------------------------------------------------------------------------
                                                        March 31, December 31,
     (In millions of dollars)                               2008         2007
     -------------------------------------------------------------------------

     Foreign exchange related                          $   1,584    $   1,719
     Interest related                                         36           85
                                                     -------------------------
     Total carrying value                              $   1,620    $   1,804
     -------------------------------------------------------------------------

     Outstanding Share Data

     Set out below is our outstanding share data as at March 31, 2008. For additional information, refer to Note 19 to our 2007 Annual Audited
Consolidated Financial Statements and to the Unaudited Interim Consolidated
Financial Statements for the three months ended March 31, 2008.

     -------------------------------------------------------------------------
                                                               March 31, 2008
     -------------------------------------------------------------------------
     Common Shares(1)

     Class A Voting                                               112,462,014
     Class B Non-Voting                                           527,062,209
     -------------------------------------------------------------------------
     Options to purchase Class B Non-Voting shares

     Outstanding options                                           17,393,719
     Outstanding options exercisable                               12,213,390
     -------------------------------------------------------------------------
     (1) Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding
         Class A Voting shares, there is no requirement under applicable law or RCI's constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI's constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.
     >>

     Dividends and Other Payments on Equity Securities

     On November 1, 2007, we declared a quarterly dividend of $0.125 per share, adjusted for a two-for-one stock split, on each of the outstanding
Class A Voting and Class B Non-Voting shares. This quarterly dividend totalling $80 million was paid on January 2, 2008 to shareholders of record on
December 12, 2007.
     On January 7, 2008, our Board of Directors approved an increase in the annual dividend from $0.50 to $1.00 per Class A Voting and Class B Non-Voting
share effective with the next quarterly dividend. The new annual dividend of
$1.00 per share is paid in quarterly amounts of $0.25 per each outstanding
Class A Voting and Class B Non-Voting share. Such quarterly dividends are only payable as and when declared by our Board of Directors and there is no entitlement to any dividend prior thereto.
     On February 21, 2008, we declared a quarterly dividend at the increased quarterly rate of $0.25 per share on each of the outstanding Class B
Non-Voting shares and Class A Voting shares. This quarterly dividend totalling
$160 million was paid on April 1, 2008 to shareholders of record on March 6,
2008.

     COMMITMENTS AND CONTRACTUAL OBLIGATIONS

     Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2007
Annual MD&A, and are further discussed in Notes 15, 23 and 24 of our 2007
Annual Audited Consolidated Financial Statements. There have been no significant changes to these material contractual obligations since
December 31, 2007, except as follows:

     <<
     -   The Blue Jays signed two players to multi-year contracts totalling
         $80 million, ranging from four to six years;
     -   The Buffalo Bills will play a series of ten games over a five-year period at the Rogers Centre in Toronto, beginning in August 2008, resulting in a commitment of $78 million of payments scheduled from
         2008 through 2012; and
     -   Changes to our bank credit facility balance previously discussed in the "Consolidated Liquidity and Capital Resources" section.
     >>

     GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

     The significant government regulations which impact our operations are summarized in our 2007 Annual MD&A. The significant changes to those regulations since December 31, 2007, are as follows:

     Advanced Wireless Services ("AWS") Spectrum Auction

     On February 27, 2008, Industry Canada issued Responses to Questions for
Clarification on the AWS Policy and Licencing Frameworks, which answered questions about the AWS spectrum auction and about tower sharing and roaming obligations of licencees. This was followed on February 29, 2008 by conditions of licence which will impose those obligations on wireless carriers. The documents clarified that roaming must provide connectivity for digital voice and data services regardless of the spectrum band or underlying technology used. The policy does not require a host network carrier to provide a roamer with a service which that carrier does not provide to its own subscribers, nor to provide a roamer a service, or level of service, which the roamer's network carrier does not provide. The policy also does not require seamless communications hand-off between home and host networks.

     Canadian Television Fund

     On February 4, 2008, the CRTC held a hearing to examine the Canadian
Television Fund. On February 14, 2008, Order in Council, P.C. 2008-289 was
issued pursuant to Section 15 of the Broadcasting Act. The Order in Council
requests that the CRTC make the recommendations, based on its findings from the February 4, 2008 hearing, to the federal government. The federal government will then decide what, if any, action to take. We expect the CRTC to issue its report by the end of May, 2008.

     Channel m Television

     On March 31, 2008, the CRTC issued Broadcasting Decision CRTC 2008-82 approving our acquisition of the Channel m television station in Vancouver.

     Essential Facilities

     On March 3, 2008, the CRTC released Telecom Decision CRTC 2008-17; Review of Regulatory Framework for Wholesale Services and Definition of Essential
Service, completing the process initiated on November 9, 2006 by Telecom
Public Notice CRTC 2006-14. The CRTC noted that the new framework was developed with a view to ensuring that existing and new competitors continue to have access to the services they need to compete, while at the same time providing incentives for innovation and investments in competing networks. The
CRTC identified a number of high-speed wholesale services that should no longer be mandated. These non-essential services will be deregulated over the next three to five years to ensure a smooth transition to a reliance on market forces. Most low-speed services will continue to be mandated. Consequently, we will continue to gain regulated access to the incumbent local exchange carriers' facilities and services for its wireline business and residential circuit-switched and data services at current rates. The decision allows us to continue to pursue our competitive position in the telephony market while reconfiguring its facilities over a reasonable timeframe as certain services become deregulated. On April 1, 2008 an application for leave to appeal the decision to the Federal Court of Appeal was filed by Bell Canada and other carriers. We will oppose the leave application.

     Commercial Radio Copyright Tariffs

     On February 22, 2008, the Copyright Board reaffirmed the rates it set in
2005 for fees payable to the Society of Composers, Authors and Music
Publishers of Canada ("SOCAN") and Neighbouring Rights Collective of Canada
("NRCC") for use of music from 2003 to 2007, in February 2008. In its reaffirmation of the SOCAN-NRCC decision the Copyright Board also granted the
Canadian Association of Broadcasters' request for a consolidated tariff proceeding, which would set an overall valuation for the use of music by commercial radio, which would then be divided amongst the collectives.

     UPDATES TO RISKS AND UNCERTAINTIES

     Our significant risks and uncertainties are summarized in our 2007 Annual
MD&A, which was current as of February 20, 2008. There were no significant changes since then to those risks and uncertainties.

     KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

     We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2007 Annual MD&A.
These key performance indicators are not measurements under Canadian or U.S.
GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

     <<
     -   Revenue, network revenue and ARPU;
     -   Subscriber counts and subscriber churn;
     -   Operating expenses and average monthly operating expense per wireless subscriber;
     -   Sales and marketing costs (or cost of acquisition) per subscriber;
     -   Adjusted operating profit;
     -   Adjusted operating profit margin; and
     -   Additions to PP&E.
     >>

     See the "Supplementary Information" section for calculations of the
Non-GAAP measures.

     RELATED PARTY ARRANGEMENTS

     We have entered into certain transactions with companies, the partners or senior officers of which are or have been Directors of our Company and/or its subsidiary companies. During the three months ended March 31, 2008 and 2007, total amounts paid to these related parties, directly or indirectly, were less than $0.5 million, respectively.
     We have entered into certain transactions with our controlling shareholder and companies controlled by the controlling shareholder. These transactions are subject to formal agreements approved by the Audit Committee.
Total amounts received from these related parties, during the three months ended March 31, 2008 and 2007, were less than $0.5 million, respectively.

     These transactions are recorded at the exchange amount, being the amount agreed to by the related parties and are reviewed by the Audit Committee.

     CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     In our 2007 Annual Audited Consolidated Financial Statements and Notes
thereto, as well as in our 2007 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three months ended March 31,
2008, there are no changes to the critical accounting policies and estimates of Wireless, Cable and Media from those found in our 2007 Annual MD&A.

     NEW ACCOUNTING STANDARDS

     Capital Disclosures

     Effective January 1, 2008, we adopted the new recommendations of the
Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1535,
Capital Disclosures ("CICA 1535"). CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity's objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences for non-compliance. These new disclosures are included in Note 9 to the Unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2008 and 2007.

     Financial Instruments

     Effective January 1, 2008, we adopted the new recommendations of CICA
Handbook Section 3862, Financial Instruments - Disclosures ("CICA 3862"), and
Handbook Section 3863, Financial Instruments - Presentation ("CICA 3863").
     CICA 3862 requires entities to provide disclosures in their financial statements that enables users to evaluate the significance of financial instruments on the entity's financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.
     CICA 3863 establish standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, gains and losses, and circumstances in which financial assets and financial liabilities are offset.
     The adoption of these standards did not have any impact on the classification and measurement of our financial instruments. The new disclosures pursuant to these new Handbook Sections are included in Note 10 to the Unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2008 and 2007.

     SEASONALITY

     Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results.
     Each of Wireless, Cable and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the
Wireless, Cable and Media segments, please refer to our 2007 Annual MD&A.

     2008 GUIDANCE

     At this early point in the year we have no specific revisions to the 2008 annual financial and operating guidance ranges which we provided on January 7,
2008. See the section entitled "Caution Regarding Forward-Looking Statements,
Risks and Assumptions" below.

     <<
     SUPPLEMENTARY INFORMATION
     Calculations of Wireless Non-GAAP Measures

     -------------------------------------------------------------------------
                                                           Three months ended
     (In millions of dollars, subscribers in thousands,         March 31,
      except ARPU figures and operating profit margin)      2008         2007
     -------------------------------------------------------------------------

     Postpaid ARPU (monthly)
       Postpaid (voice and data) revenue               $   1,294    $   1,104
       Divided by: average postpaid wireless voice
        and data subscribers                               5,958        5,440
       Divided by: 3 months for the quarter                    3            3
                                                      ------------------------
                                                       $   72.39    $   67.64

     -------------------------------------------------------------------------

     Prepaid ARPU (monthly)
       Prepaid (voice and data) revenue                $      66    $      61
       Divided by: average prepaid subscribers             1,401        1,377
       Divided by: 3 months for the quarter                    3            3
                                                      ------------------------
                                                       $   15.70    $   14.76

     -------------------------------------------------------------------------

     Cost of acquisition per gross addition
       Total sales and marketing expenses              $     140    $     140
       Equipment margin loss (acquisition related)            35           27
                                                      ------------------------
                                                       $     175    $     167
                                                      ------------------------
                                                      ------------------------
       Divided by: total gross wireless additions
        (postpaid, prepaid and one-way messaging)            427          432
                                                      ------------------------
                                                       $     410    $     386

     -------------------------------------------------------------------------

     Operating expense per average subscriber (monthly)
       Operating, general and administrative expenses  $     441    $     366
       Equipment margin loss (retention related)              42           55
                                                      ------------------------
                                                       $     483    $     421
                                                      ------------------------
                                                      ------------------------
       Divided by: average total wireless subscribers      7,486        6,951
       Divided by: 3 months for the quarter                    3            3
                                                      ------------------------
                                                       $   21.51    $   20.20

     -------------------------------------------------------------------------

     Equipment margin loss
       Equipment sales                                 $      68    $      62
       Cost of equipment sales                              (145)        (144)
                                                      ------------------------
                                                       $     (77)   $     (82)
                                                      ------------------------
                                                      ------------------------

       Acquisition related                             $     (35)   $     (27)
       Retention related                                     (42)         (55)
                                                      ------------------------
                                                       $     (77)   $     (82)
                                                      ------------------------
                                                      ------------------------

     -------------------------------------------------------------------------

     Adjusted operating profit margin
       Adjusted operating profit                       $     705    $     581
       Divided by network revenue                          1,363        1,169
                                                      ------------------------
       Adjusted operating profit margin                    51.7%        49.7%

     -------------------------------------------------------------------------

     SUPPLEMENTARY INFORMATION
     Calculations of Cable Non-GAAP Measures

     -------------------------------------------------------------------------
                                                           Three months ended
     (In millions of dollars, subscribers in thousands,         March 31,
      except ARPU figures and operating profit margin)      2008         2007
     -------------------------------------------------------------------------

     Core Cable ARPU
       Core Cable revenue                              $     403    $     373
       Divided by: average basic cable subscribers         2,296        2,279
       Divided by: 3 months for the quarter                    3            3
                                                      ------------------------
                                                       $   58.50    $   54.56
     -------------------------------------------------------------------------

     Internet ARPU
       Internet revenue                                $     166    $     143
       Divided by: average Internet (residential)
        subscribers                                        1,493        1,333
       Divided by: 3 months for the quarter                    3            3
                                                      ------------------------
                                                       $   37.07    $   35.75
     -------------------------------------------------------------------------

     Cable Operations adjusted operating profit margin:
       Adjusted operating profit                       $     283    $     234
       Divided by revenue                                    695          620
                                                      ------------------------
     Cable Operations adjusted operating profit margin     40.7%        37.7%
     -------------------------------------------------------------------------

     RBS adjusted operating profit (loss) margin:
       Adjusted operating profit (loss)                $      17    $      (7)
       Divided by revenue                                    133          145
                                                      ------------------------
     RBS adjusted operating profit (loss) margin           12.8%        (4.8%)
     -------------------------------------------------------------------------

     SUPPLEMENTARY INFORMATION
     Calculation of Adjusted Operating Profit, Net Income and
     Earnings Per Share

     -------------------------------------------------------------------------
                                                           Three months ended
     (In millions of dollars, number of                         March 31,
      shares outstanding in millions)                       2008         2007
     -------------------------------------------------------------------------

     Operating profit                                  $   1,095    $     798
     Add (deduct):
       Stock-based compensation (recovery) expense          (116)          15
       Integration and restructuring expenses
         Cable                                                 5            1
                                                      ------------------------
     Adjusted operating profit                         $     984    $     814
                                                      ------------------------
                                                      ------------------------

     Net income                                        $     344    $     170
     Add (deduct):
       Stock-based compensation (recovery) expense          (116)          15
       Integration and restructuring expenses
         Cable                                                 5            1
     Income tax impact                                        37            -
                                                      ------------------------
     Adjusted net income                               $     270    $     186
                                                      ------------------------
                                                      ------------------------

     Basic earnings per share:
       Adjusted net income                             $     270    $     186
       Divided by: weighted average number
        of shares outstanding                                639          637
                                                      ------------------------
     Adjusted basic earnings per share                 $    0.42    $    0.29
                                                      ------------------------
                                                      ------------------------

     Diluted earnings per share:
       Adjusted net income                             $     270    $     186
       Divided by: diluted weighted average number
        of shares outstanding                                639          648
                                                      ------------------------
     Adjusted diluted earnings per share               $    0.42    $    0.29
     -------------------------------------------------------------------------

     SUPPLEMENTARY INFORMATION
     Rogers Communications Inc.

                            2008                       2007
     ----------------------------- -------------------------------------------
     (In millions of
      dollars, except
      per share amounts)     Q1         Q1         Q2         Q3         Q4
     ----------------------------- -------------------------------------------

     Income Statement
     Operating revenue
       Wireless         $   1,431  $   1,231  $   1,364  $   1,442  $   1,466
       Cable                  925        855        881        899        923
       Media                  307        266        348        339        364
       Corporate and
        eliminations          (54)       (54)       (66)       (69)       (66)
     ----------------------------- -------------------------------------------
                            2,609      2,298      2,527      2,611      2,687
     ----------------------------- -------------------------------------------

     Operating profit
      before the
      undernoted
       Wireless               705        581        664        686        658
       Cable                  303        228        243        265        265
       Media                    2         19         45         46         63
       Corporate and
        eliminations          (26)       (14)       (22)       (13)       (29)
     ----------------------------- -------------------------------------------
                              984        814        930        984        957

       Stock option plan
        amendment(1)                       -       (452)         -          -
       Stock-based
        compensation
        recovery
        (expense)(1)          116        (15)       (32)       (11)        (4)
       Integration and
        restructuring
        expenses(2)            (5)        (1)       (15)        (5)       (17)
       Adjustment for
        CRTC Part II
        fees decision(3)        -          -          -         18          -
       Contract
        renegotiation
        fee(4)                  -          -          -          -        (52)
     ----------------------------- -------------------------------------------
     Operating profit(5)    1,095        798        431        986        884
     Depreciation and
      amortization            440        400        398        397        408
     ----------------------------- -------------------------------------------
     Operating income         655        398         33        589        476
     Interest on
      long-term debt         (138)      (149)      (152)      (140)      (138)
     Other income
      (expense)                (3)         7        (24)       (14)         -
     Income tax reduction
      (expense)              (170)       (86)        87       (166)       (84)
     ----------------------------- -------------------------------------------
     Net income (loss)
      for the period    $     344  $     170  $     (56) $     269  $     254
     ----------------------------- -------------------------------------------
     ----------------------------- -------------------------------------------

     Net income (loss)
      per share:
       Basic            $    0.54  $    0.27  $   (0.09) $    0.42  $    0.40
       Diluted          $    0.54  $    0.26  $   (0.09) $    0.42  $    0.40

     Additions to
      PP&E(5)           $     321  $     394  $     381  $     397  $     624
     ----------------------------- -------------------------------------------

                                       2006
     ------------------ --------------------------------
     (In millions of
      dollars, except
      per share amounts)     Q1         Q2         Q3
     ------------------ --------------------------------

     Income Statement
     Operating revenue
       Wireless         $   1,005  $   1,094  $   1,224
       Cable                  772        787        800
       Media                  240        334        319
       Corporate and
        eliminations          (33)       (36)       (38)
     ------------------ --------------------------------
                            1,984      2,179      2,305
     ------------------ --------------------------------

     Operating profit
      before the
      undernoted
       Wireless               412        490        564
       Cable                  222        237        219
       Media                   14         53         41
       Corporate and
        eliminations          (30)       (24)       (24)
     ------------------ --------------------------------
                              618        756        800

       Stock option plan
        amendment(1)            -          -          -
       Stock-based
        compensation
        recovery
        (expense)(1)          (13)       (10)       (14)
       Integration and
        restructuring
        expenses(2)           (11)        (2)        (1)
       Adjustment for
        CRTC Part II
        fees decision(3)        -          -          -
       Contract
        renegotiation
        fee(4)                  -          -          -
     ------------------ --------------------------------
     Operating profit(5)      594        744        785
     Depreciation and
      amortization            386        395        408
     ------------------ --------------------------------
     Operating income         208        349        377
     Interest on
      long-term debt         (161)      (155)      (153)
     Other income
      (expense)                 1         17          6
     Income tax reduction
      (expense)               (35)        68        (76)
     ------------------ --------------------------------
     Net income (loss)
      for the period    $      13  $     279  $     154
     ------------------ --------------------------------
     ------------------ --------------------------------

     Net income (loss)
      per share:
       Basic            $    0.02  $    0.44  $    0.25
       Diluted          $    0.02  $    0.44  $    0.24

     Additions to
      PP&E(5)           $     340  $     403  $     415
     ------------------ --------------------------------
     (1) See section entitled "Stock-based Compensation".
     (2) Costs incurred relate to the integration of Fido, Call-Net, the restructuring of Rogers Business Solutions, and the closure of certain Rogers Retail stores.
     (3) Relates to an adjustment of CRTC Part II fees related to prior periods as a result of a notice from the CRTC that the Part II fees due in November 2007 will not be collected by the CRTC. This adjustment was applicable to the third quarter of 2007 and does not impact the full year 2007.
     (4) One-time charge resulting from the renegotiation of an Internet-
         related services agreement with Yahoo!.
     (5) As defined. See the "Key Performance Indicators and Non-GAAP
         Measures" section.

     SUPPLEMENTARY INFORMATION
     Rogers Communications Inc. Adjusted Quarterly Summary(1)

                            2008                       2007
     ----------------------------- -------------------------------------------
     (In millions of
      dollars, except
      per share amounts)     Q1         Q1         Q2         Q3         Q4
     ----------------------------- -------------------------------------------

     Income Statement
     Operating revenue
       Wireless         $   1,431  $   1,231  $   1,364  $   1,442  $   1,466
       Cable                  925        855        881        899        923
       Media                  307        266        348        339        364
       Corporate and
        eliminations          (54)       (54)       (66)       (69)       (66)
     ----------------------------- -------------------------------------------
                            2,609      2,298      2,527      2,611      2,687
     ----------------------------- -------------------------------------------

     Adjusted operating
      profit(2)
       Wireless               705        581        664        686        658
       Cable                  303        228        243        265        265
       Media                    2         19         45         46         63
       Corporate and
        eliminations          (26)       (14)       (22)       (13)       (29)
     ----------------------------- -------------------------------------------
                              984        814        930        984        957
     Depreciation and
      amortization            440        400        398        397        408
     ----------------------------- -------------------------------------------
     Adjusted operating
      income                  544        414        532        587        549
     Interest on
      long-term debt         (138)      (149)      (152)      (140)      (138)
     Other income
      (expense)                (3)         7         23        (14)         -
     Income tax reduction
      (expense)              (133)       (86)      (104)      (165)      (109)
     ----------------------------- -------------------------------------------
     Adjusted net income
      for the period    $     270  $     186  $     299  $     268  $     302
     ----------------------------- -------------------------------------------
     ----------------------------- -------------------------------------------

     Adjusted net income
      per share:
       Basic            $    0.42  $    0.29  $    0.47  $    0.42  $    0.47
       Diluted          $    0.42  $    0.29  $    0.47  $    0.41  $    0.47

     Additions to
      PP&E(2)           $     321  $     394  $     381  $     397  $     624
     ----------------------------- -------------------------------------------

                                       2006
     ------------------ --------------------------------
     (In millions of
      dollars, except
      per share amounts)     Q1         Q2         Q3
     ------------------ --------------------------------

     Income Statement
     Operating revenue
       Wireless         $   1,005  $   1,094  $   1,224
       Cable                  772        787        800
       Media                  240        334        319
       Corporate and
        eliminations          (33)       (36)       (38)
     ------------------ --------------------------------
                            1,984      2,179      2,305
     ------------------ --------------------------------

     Adjusted operating
      profit(2)
       Wireless               412        490        564
       Cable                  222        237        219
       Media                   14         53         41
       Corporate and
        eliminations          (30)       (24)       (24)
     ------------------ --------------------------------
                              618        756        800
     Depreciation and
      amortization            386        395        408
     ------------------ --------------------------------
     Adjusted operating
      income                  232        361        392
     Interest on
      long-term debt         (161)      (155)      (153)
     Other income
      (expense)                 1         17          6
     Income tax reduction
      (expense)               (39)        67        (76)
     ------------------ --------------------------------
     Adjusted net income
      for the period    $      33  $     290  $     169
     ------------------ --------------------------------
     ------------------ --------------------------------

     Adjusted net income
      per share:
       Basic            $    0.05  $    0.46  $    0.27
       Diluted          $    0.05  $    0.45  $    0.27

     Additions to
      PP&E(2)           $     340  $     403  $     415
     ------------------ --------------------------------
     (1) This quarterly summary has been adjusted to exclude the impact of the adoption of a cash settlement feature for employee stock options, stock-based compensation (recovery) expense, integration and restructuring expenses, an adjustment to CRTC Part II fees related to prior periods, a one-time charge related to the renegotiation of an
         Internet-related services agreement, losses on repayment of long-term debt and the income tax impact related to the above items.
         See the "Key Performance Indicators and Non-GAAP Measures" section.
         The adjustment related to Part II CRTC fees is applicable to the third quarter of 2007 and does not impact the full year 2007.
     (2) As defined. See the "Key Performance Indicators and Non-GAAP
         Measures" section.

     Rogers Communications Inc.
     Unaudited Interim Consolidated Statements of Income
     (In millions of dollars, except per share amounts)

     -------------------------------------------------------------------------
                                                           Three Months Ended
                                                                March 31,
                                                            2008         2007
     -------------------------------------------------------------------------

     Operating revenue                                 $   2,609    $   2,298

     Operating expenses:
       Cost of sales                                         228          218
       Sales and marketing                                   299          305
       Operating, general and administrative                 982          976
       Integration and restructuring                           5            1
       Depreciation and amortization                         440          400
     -------------------------------------------------------------------------

     Operating income                                        655          398

     Interest on long-term debt                             (138)        (149)
     -------------------------------------------------------------------------
                                                             517          249

     Foreign exchange gain (loss)                             (7)          10
     Change in fair value of derivative instruments           (4)          (4)
     Other income                                              8            1
     -------------------------------------------------------------------------

     Income before income taxes                              514          256
     -------------------------------------------------------------------------

     Income tax expense:
       Current                                                 2            -
       Future                                                168           86
       -----------------------------------------------------------------------
                                                             170           86

     -------------------------------------------------------------------------
     Net income for the period                         $     344    $     170
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Net income per share:
       Basic                                           $    0.54    $    0.27
       Diluted                                              0.54         0.26

     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Rogers Communications Inc.
     Unaudited Interim Consolidated Balance Sheets
     (In millions of dollars)

     -------------------------------------------------------------------------
                                                        March 31, December 31,
     (In millions of dollars)                               2008         2007
     -------------------------------------------------------------------------

     Assets

     Current assets
       Accounts receivable                             $   1,131    $   1,245
       Other current assets                                  384          304
       Future income tax assets                              397          594
       -----------------------------------------------------------------------
                                                           1,912        2,143

     Property, plant and equipment                         7,242        7,289
     Goodwill                                              3,030        3,027
     Intangible assets                                     2,030        2,086
     Investments                                             370          485
     Deferred charges                                        105          111
     Other long-term assets                                  204          184

     -------------------------------------------------------------------------
                                                       $  14,893    $  15,325
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Liabilities and Shareholders' Equity

     Current liabilities
       Bank advances, arising from outstanding
        cheques                                        $      67    $      61
       Accounts payable and accrued liabilities            1,920        2,260
       Current portion of long-term debt                       1            1
       Current portion of derivative instruments             161          195
       Unearned revenue                                      252          225
       -----------------------------------------------------------------------
                                                           2,401        2,742

     Long-term debt                                        6,033        6,032
     Derivative instruments                                1,459        1,609
     Other long-term liabilities                             205          214
     Future income tax liabilities                            89          104
     -------------------------------------------------------------------------
                                                          10,187       10,701

     Shareholders' equity                                  4,706        4,624

     -------------------------------------------------------------------------
                                                       $  14,893    $  15,325
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Rogers Communications Inc.
     Unaudited Interim Consolidated Statements of Shareholders' Equity
     (In millions of dollars)

     Three months ended March 31, 2008

     -------------------------------------------------------------------------

                                        Class A                 Class B
                                     Voting shares         Non-Voting shares
                               -----------------------  ----------------------
                                            Number of               Number of
                                   Amount      shares      Amount      shares
     -------------------------------------------------------------------------
                                                (000s)                  (000s)

     Balances, January 1, 2008 $       72     112,462  $      471     527,005
     Net income for the period          -           -           -           -
     Shares issued on exercise
      of stock options                  -           -           3          57
     Dividends declared                 -           -           -           -
     Other comprehensive loss           -           -           -           -

     -------------------------------------------------------------------------
     Balances, March 31, 2008  $       72     112,462  $      474     527,062
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                                      Accumulated
                                                            other
                                                          compre-       Total
                                                          hensive      share-
                              Contributed    Retained      income     holders'
                                  surplus    earnings       (loss)     equity
     -------------------------------------------------------------------------

     Balances, January 1, 2008 $    3,689  $      342  $       50  $    4,624
     Net income for the period          -         344           -         344
     Shares issued on exercise
      of stock options                  -           -           -           3
     Dividends declared                 -        (159)          -        (159)
     Other comprehensive loss           -           -        (106)       (106)

     -------------------------------------------------------------------------
     Balances, March 31, 2008  $    3,689  $      527  $      (56) $    4,706
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Three months ended March 31, 2007

     -------------------------------------------------------------------------

                                        Class A                 Class B
                                     Voting shares         Non-Voting shares
                               -----------------------  ----------------------
                                            Number of               Number of
                                   Amount      shares      Amount      shares
     -------------------------------------------------------------------------
                                                (000s)                  (000s)

     Balances, January 1, 2007 $       72     112,468  $      425     523,232
     Net income for the period          -           -           -           -
     Shares issued on exercise
      of stock options                  -           -          18       1,964
     Stock-based compensation           -           -           -           -
     Dividends declared                 -           -           -           -
     Other comprehensive income         -           -           -           -

     -------------------------------------------------------------------------
     Balances, March 31, 2007  $       72     112,468  $      443     525,196
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                                      Accumulated
                                                            other
                                                          compre-       Total
                                             Retained     hensive      share-
                              Contributed    earnings      income     holders'
                                  surplus    (deficit)      (loss)     equity
     -------------------------------------------------------------------------

     Balances, January 1, 2007 $    3,736  $      (30) $     (214) $    3,989
     Net income for the period          -         170           -         170
     Shares issued on exercise
      of stock options                 (4)          -           -          14
     Stock-based compensation           8           -           -           8
     Dividends declared                 -         (25)          -         (25)
     Other comprehensive income         -           -         123         123

     -------------------------------------------------------------------------
     Balances, March 31, 2007  $    3,740  $      115  $      (91) $    4,279
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Rogers Communications Inc.
     Unaudited Interim Consolidated Statements of Comprehensive Income
     (In millions of dollars)

     -------------------------------------------------------------------------
                                                           Three months ended
                                                                March 31,
                                                            2008         2007
     -------------------------------------------------------------------------

     Net income for the period                         $     344    $     170

     Other comprehensive income (loss):
       Change in fair value of available-for-sale
        investments:
         Increase (decrease) in fair value                  (111)          90
       Change in fair value of cash flow hedging
        derivative instruments:
         Decrease (increase) in fair value                   151          (21)
         Reclassification to net income of foreign
          exchange loss (gain)                              (167)          52
         Reclassification to net income of accrued
          interest                                            35           20
         ---------------------------------------------------------------------
                                                              19           51
       Related income taxes                                  (14)         (18)
       -----------------------------------------------------------------------
                                                            (106)         123

     -------------------------------------------------------------------------
     Total comprehensive income                        $     238    $     293
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Rogers Communications Inc.
     Unaudited Interim Consolidated Statements of Cash Flows
     (In millions of dollars)

     -------------------------------------------------------------------------
                                                           Three months ended
                                                                March 31,
                                                            2008         2007
     -------------------------------------------------------------------------

     Cash provided by (used in):

     Operating activities:
       Net income for the period                       $     344    $     170
       Adjustments to reconcile net income to cash
        flows from operating activities:
         Depreciation and amortization                       440          400
         Program rights and Rogers Retail rental
          amortization                                        35           19
         Future income taxes                                 168           86
         Unrealized foreign exchange gain                      -           (8)
         Change in fair value of derivative instruments        4            4
         Stock-based compensation expense (recovery)        (116)          15
         Amortization on fair value increment of
          long-term debt                                      (1)          (2)
         Other                                                (5)          (1)
       -----------------------------------------------------------------------
                                                             869          683
       Change in non-cash operating working capital items   (170)        (268)
       -----------------------------------------------------------------------
                                                             699          415
     -------------------------------------------------------------------------

     Investing activities:
       Additions to property, plant and equipment
        ("PP&E")                                            (321)        (394)
       Change in non-cash working capital items
        related to PP&E                                      (82)         (88)
       Acquisitions, net of cash and cash
        equivalents acquired                                  (7)         (43)
       Additions to program rights                           (36)         (14)
       Deposits paid on acquisition                          (16)           -
       Other                                                   2            6
       -----------------------------------------------------------------------
                                                            (460)        (533)
     -------------------------------------------------------------------------

     Financing activities:
       Issuance of long-term debt                            250          768
       Repayment of long-term debt                          (415)        (697)
       Issuance of capital stock on exercise
         of stock options                                      -           14
       Dividends paid on Class A Voting and Class B
        Non-Voting shares                                    (80)         (25)
       -----------------------------------------------------------------------
                                                            (245)          60
     -------------------------------------------------------------------------

     Decrease in cash and cash equivalents                    (6)         (58)

     Cash deficiency, beginning of period                    (61)         (19)
     -------------------------------------------------------------------------
     Cash deficiency, end of period                    $     (67)   $     (77)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Supplemental cash flow information:
       Income taxes paid                               $       -    $       1
       Interest paid                                         104          127
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The change in non-cash operating working
      capital items is as follows:
       Decrease in accounts receivable                 $     118    $     147
       Increase in other assets                              (90)        (117)
       Decrease in accounts payable and accrued
        liabilities                                         (225)        (321)
       Increase in unearned revenue                           27           23
     -------------------------------------------------------------------------
                                                       $    (170)   $    (268)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Cash and cash equivalents (deficiency) are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.
     The preceding MD&A and financial statements should be read in conjunction with the first quarter 2008 Notes to the Unaudited Interim Consolidated
Financial Statements that can be found at www.rogers.com and on SEDAR at
www.sedar.com or on EDGAR at www.sec.gov.

     Caution Regarding Forward-Looking Statements, Risks and Assumptions

     This MD&A includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition approved by management on the date of this MD&A.
These forward-looking statements and assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions, as well as to guidance relating to revenue, adjusted operating profit, PP&E expenditures, free cash flow, expected growth in subscribers, the deployment of new services and all other statements that are not historical facts. Such forward-looking statements are based on current expectations and various factors and assumptions applied that we believe to be reasonable at the time, including but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, and industry structure and stability.
     Except as otherwise indicated, this MD&A does not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or may occur after the date of the financial information contained herein.
     We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, and the level of competitive intensity, many of which are beyond our control. Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary significantly from what we currently foresee.
Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and to not place undue reliance on such statements and assumptions. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.
     Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties"
and "Government Regulation and Regulatory Developments", and also the sections entitled "Risks and Uncertainties Affecting our Businesses" and "Government
Regulation and Regulatory Developments" in our 2007 Annual MD&A.

     Additional Information

     Additional information relating to us, including our 2007 Annual Report and 2007 Annual Information Form, may be found on SEDAR at www.sedar.com or on
EDGAR at www.sec.gov.

     About the Company

     We are a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless,
Canada's largest wireless provider and the operator of the country's only national Global System for Mobile Communications ("GSM") based network.
Through Cable we are one of Canada's largest providers of cable television services as well as high-speed Internet access and telephony services. Through
Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on
the New York Stock Exchange (NYSE: RCI).
     For further information about the Rogers group of companies, please visit
www.rogers.com.

     Quarterly Investment Community Conference Call

     As previously announced by press release, a live Webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 12:00 p.m. ET today,
April 29, 2008. A rebroadcast of this call will be available on the Webcast
Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the conference call.

     %CIK: 0000733099

     /For further information: Investment Community Contacts: Bruce M. Mann,
(416) 935-3532, bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com; Media Contacts: Corporate and Media - Jan Innes,
(416) 935-3525, jan.innes(at)rci.rogers.com; Wireless and Cable - Taanta Gupta,
(416) 935-4727, taanta.gupta(at)rci.rogers.com/
     (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.; Rogers Wireless Inc.; Rogers Cable Inc.;
     Rogers Media Inc.

CNW 07:29e 29-APR-08